As filed with the Securities and Exchange Commission
                     on July 16, 2004 Registration No. 333-


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AS AMENDED FOR
          DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                J SAINSBURY PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N/A
                  (Translation of issuer's name into English)

            The United Kingdom of Great Britain and Northern Ireland (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                               Donald J. Puglisi
                              Puglisi & Associates
                         850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                        --------------------------------
                                   Copies to:
          Brigid Rentoul                        Frettra M. Miller, Esq.
          Linklaters                            Citibank, N.A.
          One Silk Street                       388 Greenwich Street, 19th Floor
          London EC2Y 8HQ                       New York, New York 10013
          United Kingdom
                    ----------------------------------------
        It is proposed that this filing become effective under Rule 466:
                            (check appropriate box)
                            |X|    immediately upon filing.
                            |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box. |_|
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                        Proposed       Proposed       Amount of
  Title of Each         Amount to be    Maximum         Maximum     Registration
Class of Securities      Registered    Aggregate       Aggregate        Fee
 to be Registered                      Offering        Offering
                                       Price Per        Price**
                                         Unit*
--------------------------------------------------------------------------------
American Depositary     100,000,000     $5.00         $5,000,000        $633.50
Shares, evidenced by
American Depositary
Receipts, each
representing 4
ordinary shares,
nominal value 25p
each, of J
Sainsbury plc.
--------------------------------------------------------------------------------
*   Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("ADR")
                                                  Filed Herewith as Prospectus
                                                  ------------------------------

1. Name of depositary and address           Face of ADR - Introductory Paragraph
                                            -----------
   of its principal executive
   office

2. Title of ADRs and identity of            Face of ADR - top center
                                            -----------
   deposited securities


   Terms of Deposit:

   (i)   The amount of deposited            Face of ADR - upper right corner
                                            -----------
         securities represented y
         by one American Depositar
         Share ("ADS")

   (ii)  The procedure for voting,          Reverse of ADR - Paragraphs 15 and
                                            --------------
         if any, the deposited              16
         securities

   (iii) The collection and                 Reverse of ADR - Paragraph 14
                                            --------------
         distribution of dividends

   (iv)  The transmission of                Reverse of ADR - Paragraphs 13 and
                                            --------------
         notices, reports and               16
         proxy soliciting material

   (v)   The sale or exercise of            Reverse of ADR - Paragraph 14
                                            --------------
         rights

   (vi)  The deposit or sale of             Face of ADR - Paragraph 3
                                            -----------
         securities resulting from          Reverse of ADR - Paragraph 17
                                            --------------
         dividends, splits or plans
         of reorganization

   (vii) Amendment, extension or            Reverse of ADR - Paragraphs 21, and
                                            --------------
         termination of the                 22
         deposit agreement

  (viii) Rights of holders of ADRs          Reverse of ADR - Paragraph 13
                                            --------------
         to inspect the transfer
         books of the depositary
         and the list of holders of
         ADRs

   (ix)  Restrictions upon the              Face of ADR - Paragraphs 2, 3, 4, 6,
                                            -----------
         withdraw the underlying            9 and 10
         securities

   (x)   Limitation upon the                Reverse of ADR - Paragraphs 18 and
                                            --------------
         liability of the                   19
         depositary

3.       Fees and charges which may         Face of ADR - Paragraph 10
                                            -----------
         be imposed directly or
         indirectly against holders
         of ADRs

Item 2.  AVAILABLE INFORMATION


J Sainsbury plc furnishes the Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                   PROSPECTUS



    THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY
    RECEIPT, ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED
    AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a) Deposit Agreement, dated as of April 28, 1995, by and among J Sainsbury plc (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder). -- Filed herewith as Exhibit (a).

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. -- None

               (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

               (e)  Rule 466 Certification. -- Filed herewith as Exhibit (e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on signature pages hereto.


Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

               b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 16th day of July, 2004.

                                          Legal entity created by the Deposit
                                          Agreement for the issuance of American
                                          Depositary Receipts evidencing
                                          American Depositary Shares, each
                                          representing 4 ordinary shares,
                                          nominal value 25p per share, of J
                                          Sainsbury plc.

                                          CITIBANK, N.A., solely in its capacity
                                          as Depositary



                                          By:      /s/ Miguel Perez-Lafaurie
                                              ----------------------------------
                                          Name:     Miguel Perez-Lafaurie
                                          Title:    Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, J Sainsbury plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on this 16th day of July, 2004.


                                          J Sainsbury plc

                                          By:  /s/ Roger Matthews
                                             -----------------------------------
                                                Name: Roger Matthews
                                                Title:Finance Director

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger Matthews, as attorney-in-fact, with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, and supplements) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities indicated below on 16 July, 2004.


Name                                   Title
----                                   -----


 /s/ Justin King                       Principal Executive Officer and Director
------------------------------
Name:  Justin King


 /s/ Roger Matthews                    Principal Accounting Officer,
------------------------------
Name: Roger Matthews                   Principal Financial Officer and Director



 /s/ Keith Butler-Wheelhouse           Non-executive Director
------------------------------
Name: Keith Butler-Wheelhouse


 /s/ Lord Peter Levene                 Non-executive Director
------------------------------
Name: Lord Peter Levene


 /s/ Jamie Dundas                      Non-executive Director
------------------------------
Name: Jamie Dundas

                                       Non-executive Director
------------------------------



                                       Non-executive Director
------------------------------




 /s/ Donald J. Puglisi                 Authorized Representative in the
------------------------------
Name: Donald J. Puglisi                United States

                               Index to Exhibits
                               -----------------

                                                                  Sequentially
  Exhibit             Document                                    Numbered Page
  -------             --------                                    --------------


    (a)               Deposit Agreement, dated
                      as of April 28, 1995

    (d)               Opinion of Frettra M. Miller,
                      counsel for the Depositary,
                      as to the legality of the
                      securities to be registered

    (e)               Certification under Rule 466

               (a) Deposit Agreement, dated as of April 28, 1995

                                J SAINSBURY plc





                                CITIBANK, N.A.,
                                 As Depositary,



                                      AND





                         HOLDERS AND BENEFICIAL OWNERS
                        OF AMERICAN DEPOSITARY RECEIPTS



                               DEPOSIT AGREEMENT



                           Dated as of-April 28, 1995

                                Table of Contents


                                                                         Page
                                                                         -----
PARTIES .....................................................................1
RECITALS ....................................................................1

                                   ARTICLE I
                                  DEFINITIONS
                                  -----------

SECTION 1.01. Affiliate .....................................................2
SECTION 1.02. American Depositary Shares ....................................2
SECTION 1.03. Articles ......................................................2
SECTION 1.04. Beneficial Owner ..............................................2
SECTION 1.05. Commission ....................................................2
SECTION 1.06. Company .......................................................2
SECTION 1.07. Custodian; Custodians .........................................2
SECTION 1.08. Deliver; Delivery .............................................2
SECTION 1.09. Deposit Agreement .............................................3
SECTION 1.10. Depositary ....................................................3
SECTION 1.11. Deposited Securities ..........................................3
SECTION 1.12. Dollars; $; Pence .............................................3
SECTION 1.13. Foreign Registrar .............................................3
SECTION 1.14. Holder ........................................................3
SECTION 1.15. Principal Office ..............................................3
SECTION 1.16. Receipts ......................................................3
SECTION 1.17. Registrar .....................................................4
SECTION 1.18. Restricted Securities .........................................4
SECTION 1.19. Securities Act ................................................4
SECTION 1.20. Exchange Act ..................................................4
SECTION 1.21. Shares ........................................................4
SECTION 1.22. United States .................................................5
SECTION 1.23. United Kingdom ................................................5

                                   ARTICLE II
                 FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION
                AND DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS
                ------------------------------------------------


SECTION 2.01. Form and Transferability of Receipts ..........................5
SECTION 2.02. Deposit of Shares .............................................6
SECTION 2.03. Execution and Delivery of Receipts ............................8
SECTION 2.04. Transfer of Receipts; Combination and
              Split-up of Receipts ..........................................9
SECTION 2.05. Surrender of  Receipts and Withdrawal of
               Deposited Securities .........................................10

SECTION 2.06. Limitations on Execution and Delivery,
              Transfer, etc .................................................11
SECTION 2.07. Lost Receipts, etc ............................................12

SECTION 2.08. Cancellation and Destruction of Surrendered Receipts ..........13

                                  ARTICLE III
                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS
                   ------------------------------------------

SECTION 3.01. Filing Proofs, Certificates and Other
              Information ...................................................13
SECTION 3.02. Liability of Holder for Taxes and Other
              Charges .......................................................13
SECTION 3.03. Representations and Warranties on Deposit of
              Shares ........................................................14
SECTION 3.04. Disclosure of Beneficial Ownership ............................14
SECTION 3.05. Compliance with Information Requests ..........................15
SECTION 3.06. Ownership Restrictions.........................................16

                                   ARTICLE IV
                            THE DEPOSITED SECURITIES
                            ------------------------


SECTION 4.01. Power of Attorney .............................................16
SECTION 4.02. Cash Distributions ............................................16
SECTION 4.03. Distribution in Shares ........................................17
SECTION 4.04. Rights ........................................................17
SECTION 4.05. Distributions Other Than Cash, Shares or
              Rights ........................................................20
SECTION 4.06. Redemption ....................................................20
SECTION 4.07. Conversion of Foreign Currency ................................21
SECTION 4.08. Fixing of Record Date .........................................22
SECTION 4.09. Voting of Deposited Securities ................................23
SECTION 4.10. Changes Affecting Deposited Securities ........................24
SECTION 4.11. Available Information..........................................24
SECTION 4.12. Reports .......................................................24
SECTION 4.13. Lists of Holders ..............................................25
SECTION 4.14. Taxation ......................................................25

                                   ARTICLE V
                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
                 ---------------------------------------------

SECTION 5.01. Maintenance of Office and Transfer Books by
              the Registrar .................................................26
SECTION 5.02. Prevention or Delay in Performance ............................27
SECTION 5.03. Obligations of the Depositary, the Custodian
              and the Company ...............................................28
SECTION 5.04. Resignation and Removal of the Depositary;
              Appointment of Successor Depositary ...........................29
SECTION 5.05. The Custodian .................................................30
SECTION 5.06. Notices and Reports ...........................................31
SECTION 5.07. Issuance of Additional Shares, etc.............................32
SECTION 5.08. Indemnification ...............................................33
SECTION 5.09. Charges of Depositary .........................................34

SECTION 5.10. Certain Rights of the Depositary;
              Limitations ...................................................34
SECTION 5.11. List of Restricted Securities owners ..........................36

                                   ARTICLE VI
                           AMENDMENT AND TERMINATION
                           -------------------------

SECTION 6.01. Amendment .....................................................36
SECTION 6.02. Termination ...................................................37

                                  ARTICLE VII
                                 MISCELLANEOUS
                                 -------------

SECTION 7.01. Counterparts ..................................................38
SECTION 7.02. No Third-Party Beneficiaries ..................................38
SECTION 7.03. Severability ..................................................38
SECTION 7.04. Holders and Beneficial Owners as Parties;
              Binding Effect ................................................38
SECTION 7.05. Notices .......................................................39
SECTION 7.06. Governing Law and Jurisdiction ................................40
SECTION 7.07. Assignment ....................................................40
SECTION 7.08. Compliance with U.S. Securities Laws ..........................40

                                   EXHIBIT A
                           [FORM OF FACE OF RECEIPT]


       (1) The Deposit Agreement............................................A-2
       (2) Surrender of Receipts and Withdrawal of Deposited
            Securities .....................................................A-3
       (3) Transfers, Split-Ups and Combinations of
            Receipts .......................................................A-5
       (4) Pre-Conditions to Registration, Transfer, Etc....................A-6
       (5) Disclosure of Beneficial Ownership ..............................A-8
       (6) Ownership Restrictions...........................................A-11
       (7) Liability of Holder for Taxes, Duties and Other
            Charges ........................................................A-11
       (8) Representations and Warranties of Depositors ....................A-12
       (9) Filing Proofs, Certificates and Other Information ...............A-13
       (10) Charges of Depositary...........................................A-14
       (11) Title to Receipts...............................................A-16
       (12) Validity of Receipt.............................................A-16

                          [FORM OF REVERSE OF RECEIPT]
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT
                            ------------------------

       (13) Reports; Inspection of Transfer Books...........................A-18
       (14) Dividends and Distributions in Cash, Shares, etc................A-19
       (15) Fixing of Record Date...........................................A-27
       (16) Voting of Deposited Securities..................................A-29

       (17) Changes Affecting Deposited Securities..........................A-30
       (18) Indemnification ................................................A-32
       (19) Liability of the Company and the Depositary.....................A-33
       (20) Resignation and Removal of the Depositary;
            Appointment of Successor Depositary.............................A-35
       (21) Amendment ......................................................A-37
       (22) Termination.....................................................A-38
       (23) Compliance with U.S. Securities Laws............................A-41
       (24) Certain Rights of the Depositary; Limitations...................A-41
                                   EXHIBIT B
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CHARGES OF THE DEPOSITARY .............................................. B-1

                                DEPOSIT AGREEMENT


DEPOSIT AGREEMENT dated as of April 28, 1995 among J SAINSBURY plc, a company incorporated under the laws of the United Kingdom of Great Britain and Northern Ireland, and its successors (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America (the "Depositary"), and all Holders and Beneficial Owners, as hereinafter defined, from time to time of American Depositary Receipts issued hereunder.

                              W I T N E S S E T H

        WHEREAS, the Company, subject to the provisions of the Articles (as hereinafter defined) is duly authorized to issue from time to time of its ordinary shares, par value of 25p each, to be issued with such terms and provisions as shall be specified in or pursuant to one or more resolutions of the Finance Committee of its Board of Directors; and

        WHEREAS, the Company desires to provide, as hereinafter set forth in this Deposit Agreement, for the deposit of Shares of the Company (as hereinafter defined) from time to time with the Depositary or with the Custodian, as hereinafter defined, as agent of the Depositary, for the purposes set forth in this Deposit Agreement, for the creation of American Depositary Shares representing such Shares so deposited and for the execution and delivery of American Depositary Receipts evidencing American Depositary Shares; and

        WHEREAS, the American Depositary Receipts are to be substantially in the form of Exhibit A annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement and as shall be specified in or pursuant to any resolution of the Finance Committee of its Board of Directors.

        NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit Agreement:

        SECTION 1.01.  Affiliate.  The term "Affiliate" shall have the meaning
                       ---------
assigned to it under Regulation C of the Securities Act as hereinafter defined.

        SECTION 1.02.  American Depositary Shares. The term "American Depositary
                       --------------------------
Shares" shall mean the securities representing the interests in the Deposited Securities granted to the Holder of Receipts pursuant to the terms and conditions of this Deposit Agreement and evidenced by the Receipts issued hereunder. Each American Depositary Share shall represent four (4) Shares, until there shall occur a distribution upon Deposited Securities referred to in
Section 4.04 or a change in Deposited Securities referred to in Section 4.10 with respect to which additional Receipts are not executed and delivered, and thereafter each American Depositary Share shall represent the number of Shares or Deposited Securities specified in such Sections.

        SECTION 1.03.  Articles.  The term "Articles" shall mean the Memorandum
                       --------
and Articles of Association of the Company as the same shall be amended from time to time.

        SECTION 1.04.  Beneficial Owner. The term "Beneficial Owner" shall have
                       ----------------
the meaning assigned to it under Section 13(d) of the Exchange Act, as hereinafter defined.

        SECTION 1.05.  Commission. The term "Commission" shall mean the
                       ----------
Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

        SECTION 1.06.  Company. The term "Company" shall mean J Sainsbury plc, a
                       -------
company incorporated and existing under the laws of the United Kingdom, having its registered office at Stamford House, Stamford Street, London SE1-9LL, and its successors.

        SECTION 1.07. Custodian; Custodians. The term "Custodian" shall mean,
                      ---------------------
as of the date hereof, Citibank, N.A., London branch, having its principal office at 11 Old Jewry, Ground Floor, London EC2R 8DB, United Kingdom, as Custodian and agent of the Depositary for the purposes of this Deposit Agreement, and any other firm or corporation which may be appointed by the Depositary pursuant to the terms of Section 5.05 as a successor or an additional custodian or custodians hereunder, as the context shall require, and the term "Custodians" shall mean all of them, collectively.

        SECTION 1.08.  Deliver; Delivery. The terms "deliver" and "delivery"
                       -----------------
shall mean, when used in respect of American Depositary Shares, Receipts, Deposited Securities and Shares, the physical delivery of the certificate representing such security or Receipt, or the electronic delivery of such security or Receipt by means of book-entry transfer, if available.

        SECTION 1.09. Deposit Agreement. The term "Deposit Agreement" shall mean this instrument as it may from time to time be amended in accordance with the terms hereof and all instruments supplemental hereto.

        SECTION 1.10.  Depositary. The term "Depositary" shall mean Citibank,
                       ----------
N.A., a national banking association incorporated under the laws of the United States of America, and any successor as depositary hereunder.

        SECTION 1.11.  Deposited Securities. The term "Deposited Securities" as
                       --------------------
of any time shall mean Shares at such time deposited under this Deposit Agreement and any and all other securities, property and cash received or deemed to be received by the Depositary or the Custodian in respect thereof and at such time held hereunder, subject in the case of cash to the provisions of Section 4.08.

        SECTION 1.12.  Dollars; $; Pence. The term "dollars" or "Dollars",
                       -----------------
"Cent" and the symbol "$" shall refer to the lawful currency of the United States. The term "Pence", and the symbol "p" shall refer to the lawful currency of the United Kingdom.

        SECTION 1.13.  Foreign Registrar. The term "Foreign Registrar" shall
                       -----------------
mean The Royal Bank of Scotland a depository institution organized under the laws of the United Kingdom, which carries out the duties of registrar for the Shares or any successor as registrar for such Shares and any other appointed agent of the Company for the registration and transfer of Shares.

        SECTION 1.14.  Holder. The term "Holder" shall mean the person in whose
                       ------
name a Receipt is registered on the books of the Depositary or the Registrar, if any, maintained for such purpose, and shall include the Beneficial owner, if any, of the Deposited Securities evidenced by such Receipt.

        SECTION 1.15.  Principal Office. The term "Principal Office", when used
                       ----------------
with respect to the Depositary, shall mean the principal office of the Depositary at which at any particular time its depositary receipt business shall be administered, which, at the date of this Deposit Agreement, is located at 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.

        SECTION 1.16.  Receipts. The term "Receipts" shall mean the American
                       --------
Depositary Receipts issued hereunder evidencing the American Depositary Shares, as such American Depositary Receipts may be amended from time to time in accordance with the provisions of this Deposit Agreement.

        SECTION 1.17.  Registrar. The term "Registrar" shall mean the Depositary
                       ---------
or, upon the request or with the approval of the Company, any bank or trust company having an office in the Borough of Manhattan, the City of New York, which shall be appointed by the Depositary to register Receipts and transfers of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary, upon the request or with the approval of the Company, for such purposes. Registrars (other than the Depositary) may be removed and substitutes appointed by the Depositary upon the request or with the approval of the Company. Each Registrar (other than the Depositary) appointed pursuant to this Deposit Agreement shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

        SECTION 1.18.  Restricted Securities. The term "Restricted Securities"
                       ---------------------
shall mean Shares, as defined below, or Receipts representing such American Depositary Shares or Shares, which are acquired directly or indirectly from the Company or its Affiliates in a transaction or chain of transactions not involving any public offering or which are subject to resale limitations under Regulation D or Rule 144 under that Act or both, or which are held by an officer, director (or persons performing similar functions) or other affiliate of the Company, or which are subject to other restrictions on sale or deposit under the laws of the United States or the United Kingdom, or under a shareholder agreement or the Articles of the Company or under the regulations of an applicable securities exchange.

         SECTION 1.19. Securities Act. The term "Securities Act" shall mean the
                       --------------
United States Securities Act of 1933, as from time to time amended.

        SECTION 1.20.  Exchange Act. The term "Exchange Act" shall mean the
                       ------------
United States Securities Exchange Act of 1934, as from time to time amended.

        SECTION 1.21.  Shares. The term "Shares" shall mean the Company's
                       ------
ordinary shares, of 25p each, heretofore validly issued and outstanding and fully paid, nonassessable and free of any pre-emptive rights of the holders of outstanding Shares or hereafter validly issued and outstanding and fully-paid, nonassessable and free of any pre-emptive rights of the holders of outstanding Shares and may, if the Depositary so agrees after consultation with the Company, include evidence of the right to receive Shares; provided further, however,
                                                 ----------------  -------
that, if there shall occur any change in par value, split-up or consolidation or any other reclassification or, upon the occurrence of an event described in
Section 4.10, an exchange or conversion in respect of the Shares of the Company, the term "Shares" shall thereafter represent the successor securities resulting from such change in par value, split-up or consolidation or such other reclassification or such exchange or conversion.

        SECTION 1.22.  United States. The term "United States" shall have the
                       -------------
meaning assigned to it under Regulation S under the Securities Act.

        SECTION 1.23.  United Kingdom. The term "United Kingdom" shall mean the
                       --------------
United Kingdom of Great Britain and Northern Ireland, and the terms "United Kingdom law" and "laws of the United Kingdom" shall mean the laws of any part of the United Kingdom.


                                   ARTICLE II

                 FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION
                AND DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS
                ------------------------------------------------

        SECTION 2.01.  Form and Transferability of Receipts. American Depositary
                       ------------------------------------
Shares shall be evidenced by definitive Receipts which shall be printed or lithographed and shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. Receipts shall be executed and dated by the Depositary by the manual signature of a duly authorized officer of the Depositary; provided, however, that such signature may be a facsimile if such Receipts are countersigned by the manual signature of a duly-authorized employee of the Registrar and dated by such employee. No American Depositary Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or enforceable for any purpose, unless the Receipt shall have been executed by the Depositary by the manual signature of a duly-authorized officer or by the manual signature of a duly-authorized officer of the Registrar, and such execution of any Receipt by manual signature shall be conclusive evidence, and the only evidence, that such Receipt has been duly executed and delivered hereunder. The Registrar shall maintain separate books in which each Receipt evidencing such American Depositary Shares so executed and delivered as hereinafter provided and the transfer of each American Depositary Share shall be registered. Receipts bearing the facsimile signature of a duly-authorized officer of the Depositary, who was at the time of signature a proper officer of the Depositary, shall bind the Depositary, notwithstanding the fact that such officer has ceased to hold such office prior to the execution of such Receipts by the Registrar and their delivery or such officer did not hold such office at the date of such Receipts.

        The Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement as may be necessary to enable the Depositary to perform its obligations hereunder or as may be required to comply with any applicable law or regulations thereunder or with the rules and regulations of any securities exchange or market upon which American Depositary Shares may be traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise. Prior to any such endorsement or incorporation, the Registrar will consult with the Company in respect thereof.

        The Receipts shall bear a CUSIP number that is different from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company which are not Receipts issued hereunder. A Receipt may evidence any number of American Depositary Shares.

        Title to a Receipt (and to each American Depositary Share evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may deem and treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes, and the Depositary shall have no obligation or be subject to any liability under this Deposit Agreement to any holder of a Receipt unless such holder is the registered Holder thereof.

        SECTION 2.02.  Deposit of Shares. Subject to the terms and conditions of
                       -----------------
this Deposit Agreement, Shares or evidence of rights to receive Shares (other than Restricted Securities) may be deposited by any person (in the case of the Company, or any Affiliate, subject to Section 5.07 hereof) including the Depositary in its individual capacity by delivery thereof to the Custodian, accompanied by any appropriate instrument or instruments of transfer or endorsement, in a form satisfactory to such Custodian together with (i) all such certifications and payments (including, without limitation, amounts in respect of any applicable stamp, transfer or other applicable taxes) or evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be required by the Depositary or such Custodian in accordance with the provisions of this Deposit Agreement and (ii) if the Depositary requires, a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing the Shares so deposited.

        No Shares shall be accepted for deposit unless accompanied by (a) payment in respect of any applicable taxes or duties and (b) evidence satisfactory to the Depositary (which may be an opinion of counsel) that any necessary approval has been granted by, or there has been compliance with the rules and regulations of, the governmental agency in the United Kingdom, if any, which is then performing the function of the regulation of currency exchange.

        If required by the Depositary, Shares presented for deposit at any time, whether or not the transfer books of the Company or the Foreign Registrar are closed, shall also be accompanied by (1) an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian of any dividend, or right to subscribe for additional Shares, or to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of any such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary and (2) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy card or cards entitling the Custodian to vote such deposited Shares for any and all purposes until the Shares so deposited are registered in the name of the Depositary or its nominee or the Custodian or its nominee.

         At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive certificates for Shares to be deposited, evidence that Shares have been electronically transferred or that irrevocable instructions have been given to cause the transfer of such Shares to the account of the Custodian, together with the other orders, instruments and evidence herein specified, for the purpose of forwarding such Shares to the Custodian for deposit hereunder.

        Upon each delivery to a Custodian of Shares to be deposited hereunder (or other Deposited Securities pursuant to Section4.02, 4.03, 4.05 or

4.10), together with the other documents above specified, such Custodian shall advise the Depositary of such deposit, and the Custodian shall, as soon as transfer and recordation can be accomplished, present such certificate or certificates, together with the appropriate instrument or instruments of transfer or endorsement, duly stamped to the Company (or the appointed agent of the Company for transfer and recordation which agent may be the Foreign Registrar) for transfer and recordation of the Deposited Securities being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

        Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary the Custodian or any of their nominees (on behalf of Holders) at such other place or places as the Depositary shall determine. The Depositary shall, at the written request and expense of the Company, provide written notice to the Company of any other such place or places.

        SECTION 2.03.  Execution and Delivery of Receipts. Upon receipt by a
                       ----------------------------------
Custodian of a deposit of Shares pursuant to Section 2.02 hereunder and, if the transfer books of the Company (or any agent of the Company for transfer and registration of Deposited Securities which may be the Foreign Registrar) are open, a proper acknowledgment or other evidence from the Company (or such agent, if any) satisfactory to the Depositary that any Deposited Securities have been recorded upon the books of the Company (or any agent of the Company for transfer and registration of such Deposited Securities which may be the Foreign Registrar) in the name of the Depositary or its nominee or such Custodian or its nominee, together with all other documents specified above, such Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from such Custodian, or upon the receipt of Shares by the Depositary, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Principal Office to or upon the order of the person or persons named in the notice delivered to the Depositary, a Receipt or Receipts, registered in the name or names requested by such person or persons and evidencing in the aggregate the number of American Depositary Shares to which such person or persons are entitled, but only upon payment to the Depositary of the charges of the Depositary for making a deposit and the issuance and delivery of such Receipt or Receipts (as set forth in Section 5.09 and Exhibit B hereto) and in respect of all taxes (except insofar as already accounted for) and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited Securities and the issue of the Receipt or Receipts.

        SECTION 2.04.  Transfer of Receipts; Combination and Split-up of
                       -------------------------------------------------
Receipts. The Registrar, subject to the terms and conditions of this Deposit
--------
Agreement, shall register transfers of Receipts on its transfer books, upon any surrender to the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly-authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice and, in the case of any Receipt., the accurate completion of any endorsements appearing on such Receipt) and duly stamped as may be required by the laws of the State of New York and of the United States of America. Subject to the terms and conditions of this Deposit Agreement, including payment of the fees set forth in Section 5.09 and Exhibit B hereto, the Depositary shall execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign, a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipts surrendered.

        The Depositary, subject to the terms and conditions of this Deposit Agreement shall, upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts and upon payment to the Depositary of the charges set forth in Section 5.09 and in Exhibit B hereto, execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign and deliver, a new Receipt or Receipts for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

        The Depositary may, upon the request or with the approval of the Company, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled thereto and will be entitled to protection and indemnity to the same extent as the Depositary. Such co-transfer agents may be removed and substitutes appointed by the Depositary upon the request or with the approval of the Company. Each co-transfer agent appointed under this Section 2.04 (other than the Depositary) shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

        SECTION 2.05.  Surrender of Receipts and Withdrawal of Deposited
                       -------------------------------------------------
Securities. Upon surrender, at the Principal Office of the Depositary, of a
----------
Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of (i) the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth at Section 5.09 and Exhibit B hereof) and (ii) all fees, taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the terms and conditions of this Deposit Agreement, the Company's Articles and the provisions of or governing the Deposited Securities and other applicable laws, the Holder of such Receipt shall be entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the American Depositary Shares evidenced by such Receipt. Subject to the last paragraph of this Section 2.05, such Deposited Securities may be delivered in registered form, or, at the option of the Depositary in its sole discretion, by electronic delivery. Delivery of such Deposited Securities may be made by the delivery of (a) certificates in the name of such Holder or as ordered by him or by certificates properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by him and (b) any other securities, property and cash to which such Holder is then entitled in respect of such Receipts to such Holder or as ordered by him. Delivery shall be made without unreasonable delay at the principal office of the Custodian or, subject to the last paragraph of this Section 2.05, at the Principal Office of the Depositary.

        A Receipt surrendered for such purposes shall if so required by the Depositary be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to deliver at the designated office of the Custodian, subject to Sections 2.07, 3.01, 3.02 and 5.09 to the other terms and conditions of this Deposit Agreement, to the Articles of the Company, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary as provided above, the Deposited Securities represented by such Receipt together with any certificate or other proper documents of or relating to title for the Deposited Securities, or evidence of the electronic or transfer thereof (if available), as the case may be, to or for the account of such person, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

        The Depositary shall not accept for surrender a Receipt evidencing American Depositary Shares representing less than one Share. In the case of surrender of a Receipt evidencing a number of American Depositary Shares representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be recorded in the name of the Holder surrendering such Receipt, and shall issue and deliver to the person surrendering such Receipt a new Receipt evidencing American Depositary Shares representing any remaining fractional Share.

        At the request, risk and expense of any Holder so surrendering a Receipt, and for the account of such Holder, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) held in respect of, and any certificate or certificates and other proper documents of or relating to title to, the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

        SECTION 2.06. Limitations on Execution and Delivery, Transfer, etc. of
                      ----------------------------------------------------
Receipts; Suspension of Delivery, Transfer, etc. As a condition precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (a) payment from the depositor of Shares or presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable charges as provided in
Section 5.09, or in Exhibit B hereof, (b) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated by Section 3.01 hereof and (c) compliance with (i) any laws or governmental regulations relating to Receipts or American Depositary Shares or to the withdrawal of Deposited Securities and (ii) such reasonable regulations, if any, as the Depositary and the Company may establish consistent with the provisions of this Deposit Agreement.

        The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfers of Receipts generally may be suspended, during any period when the transfer books of the Company, the Depositary or the Foreign Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Receipts or Shares are listed, or under any provision of this Deposit Agreement or provisions of or governing Deposited Securities, or any meeting of shareholders of the Company or for any other reason. Notwithstanding any provision of this Deposit Agreement or the Receipts to the contrary, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended or refused, except as permitted in General Instruction IA(1) to Form F-6 (as such instruction may be amended from time to time) under the Securities Act in connection with (i) temporary delays relating to the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares or other Deposited Securities, or any Shares or Deposited Securities the deposit of which would violate any provisions of the Articles of the Company.

        SECTION 2.07.  Lost Receipts, etc. In case any Receipt shall be
                       ------------------
mutilated, destroyed, lost, or stolen, the Depositary shall execute and deliver a new Receipt of like tenor at the expense of the Holder (a) in the case of a mutilated Receipt, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or (b) in lieu of and in substitution for such destroyed, lost, or stolen Receipt, after the Holder thereof (i) has filed with the Depositary a written request for such exchange and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser, (ii) has provided such security or indemnity (including an indemnity bond) satisfactory to the Depository as may be required by the

Depositary to save it and any of its agents harmless, and (iii) has satisfied any other reasonable requirements imposed by the Depositary, including, without limitation, evidence satisfactory to the Depositary of such destruction, loss or theft of such Receipt, the authenticity thereof and the Holder's ownership thereof.

        SECTION 2.08. Cancellation and Destruction of Surrendered Receipts. All
                      ---------------------------------------------------
Receipts surrendered to the Depositary shall be cancelled by the Depositary. The Depositary is authorized to destroy Receipts so cancelled.


                                  ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS
                   ------------------------------------------

        SECTION 3.01. Filing Proofs, Certificates and Other Information. Any
                      -------------------------------------------------
person presenting Shares for deposit or any Holder may be required from time to time to file such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, compliance with applicable laws and the terms of this Deposit Agreement or other information (or, in the case of Shares in registered form presented for deposit, such information relating to the registration on the books of the Company or of the appointed agent of the Company for the registration and transfer of Shares), to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed to the Depositary, the Registrar and the Company's satisfaction. The Depositary shall provide the Company, in a timely manner, with copies or originals if necessary and appropriate of (i) any such proofs of citizenship or residence, taxpayer status, or exchange control approval which it receives, and (ii) any other information or documents which the Company may reasonably request and which the Depositary shall request and receive from the Holder or any person presenting Shares for deposit.

        SECTION 3.02. Liability of Holder for Taxes and Other Charges. If any
                      -----------------------------------------------
tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, such tax or other governmental charge shall be payable by the Holder of such Receipt to the Depositary. The Depositary may refuse to effect any registration of transfer of all or part of such Receipt or to issue any new Receipt or Receipts or to permit any deposit or withdrawal of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt until such payment is made, and the Company and the Depositary may withhold or deduct from any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge. Neither the Depositary nor the Company shall have any liability for any such tax or other governmental charge and the Holder of such Receipt shall remain liable for any deficiency.

        SECTION 3.03. Representations and Warranties on Deposit of Shares. Each
                      ---------------------------------------------------
person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and the certificates therefor are validly issued, fully paid and non-assessable, that all preemptive rights, if any, with respect to such Shares have been validly waived or exercised and that each such person making such deposit is duly authorized so to do. Each such person shall also be deemed to represent that the Shares presented for deposit are not, and the American Depositary Shares issuable upon such deposit will not be, Restricted Securities. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of Receipts in respect thereof.

        SECTION 3.04. Disclosure of Beneficial Ownership. The Company may from
                      ----------------------------------
time to time request Holders or former Holders to provide information as to the capacity in which they hold or held Shares or are or were interested in Shares, including Shares deposited under this Deposit Agreement, and regarding the identity of any other persons then or previously interested (as defined in the Articles or the Companies Act 1985 of the United Kingdom) in such Shares, including Shares deposited under this Deposit Agreement, and the nature of such interest and any other information required by such request within the time period specified in the Articles or otherwise required by the Companies Act. Each Holder agrees to provide any such information reasonably requested by the Company or the Depositary pursuant to this Section. The Depositary agrees to use reasonable efforts to comply, at the Company's expense, with written instructions received from the Company requesting the Depositary to forward any such requests to the Holders and to forward to the Company any such responses to such requests received by the Depositary.

        Each Holder acknowledges that failure to comply with such a request may result, inter alia, in the withdrawal of the voting rights attaching to the Shares underlying such Holder's Receipts and, the imposition of restrictions on the rights to transfer, or to receive distributions relating to, the Shares underlying such Receipts.

        Each Holder agrees to comply with the provisions of the Articles and the Companies Act with regard to notification to the Company of interests in Shares, which include provisions requiring the Holder to disclose within a prescribed period of time (at the date hereof, two days) interests in the relevant share capital of the Company equal to or in excess of the percentage(s) of such capital provided for in the Companies Act (at the date hereof, three percent).

        The Depositary shall furnish to the Company a copy of all such information as soon as practicable. The Depositary, by receiving and forwarding such information, shall have no responsibility for the disclosure, accuracy or completeness thereof. The Depositary at the Company's written request and expense, will make reasonable efforts to obtain for and transmit to, the Company lists of the names and addresses of Beneficial Owners of Receipts. The Depositary, however, shall have no obligation to provide such name and address for any Receipt if the registered Holder of such Receipt refuses to provide the name and address of the Beneficial owner of such Receipt. The provisions of this
Section 3.04 are without prejudice to the obligations of any Holder under the provisions of any applicable law.

        SECTION 3.05. Compliance with Information Requests. Notwithstanding any
                      ------------------------------------
other provision of this Agreement, each Holder agrees to comply with requests from the Company pursuant to United Kingdom law, the rules of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Limited, and any other stock exchange on which the Shares are, or will be, registered, traded or listed or the Articles of the Company, which are made to provide information, inter alia, as to the capacity in which such Holder owns Receipts (and Shares as
----- ----
the case may be) and regarding the identity of any other person interested in such Receipts and the nature of such interest and the Depositary agrees to use its reasonable efforts to comply, at the Company's expense, with written instructions received from the Company requesting that the Depositary forward any such request from the Company to the Holder and to forward to the Company any such responses to such requests received by the Depositary.

        SECTION 3.06.  Ownership Restrictions. The Company may restrict
                       ----------------------
transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Articles of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares owned by a single Holder to exceed any such limits. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the Shares represented by the American Depositary Shares held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Articles of the Company.

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES
                            ------------------------

        SECTION 4.01.  Power of Attorney. Each Holder and Beneficial Owner, upon
                       -----------------
acceptance of American Depositary Share(s) represented by a Receipt issued in accordance with the terms hereof, hereby appoints the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities, to adopt any and all procedures necessary to comply with applicable law, including, but not limited to, those set forth in this
Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement.

        SECTION 4.02. Cash Distributions. Whenever the Depositary receives any
                      ------------------
cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary, pursuant to Section 4.08 hereof, be converted on a reasonable basis into Dollars transferable to the United States, and subject to the Deposit Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of the Depositary) to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. If the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited Securities shall be reduced accordingly.

        SECTION 4.03. Distribution in Shares. If any distribution upon any
                      ----------------------
Deposited Securities consists of a dividend in, or free distribution of, Shares the Depositary may, with the Company's approval, and shall, if the Company shall so request, (i) instruct the Company to deposit or cause such Shares to be deposited with and registered in the name of the Custodian and (ii) distribute to the Holders entitled thereto, as of the record date fixed pursuant to Section
4.08 hereof, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for American Depositary Shares, which represents in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of this Deposit Agreement, including, without limitation, Sections 2.02, 2.03, 4.04 and 5.09 hereof. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in
Section 4.02. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may, after giving written notice thereof to the Company, dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

        SECTION 4.04. Rights. In the event that the Company shall offer or cause
                      ------
to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary may, after consultation with the Company, and, if requested in writing by the Company, shall, take action, subject to the terms of this Deposit Agreement, as follows:

                  (a) if at the time of the offering of any rights, the Depositary determines in its discretion, after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary, that it is lawful and feasible to make such rights available to all Holders, or certain Holders but not to others, by means of warrants or otherwise, the Depositary may distribute warrants or other instruments therefor in such form as it may determine, to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, or employ such other method as it may deem feasible after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary in order to facilitate the exercise, sale or transfer of rights by such Holders; or

                  (b) if at the time of the offering of any rights, the Depositary determines in its discretion after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary, that it is not lawful or not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary, in its discretion may sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in the case of a distribution of cash pursuant to

                          Section 4.02 hereof. The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular.

        If the Depositary does not receive such written request from the Company, the Depositary may, after consultation with the Company, and after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary, have discretion as to the procedure to be followed (i) in making such rights available to the Holders, or (ii) in disposing of such rights on behalf of such Holders and distributing the net proceeds available in dollars to such Holders as in the case of a distribution of cash pursuant to Section 4.02 hereof, or
(iii) in allowing such rights to lapse in the event such rights may not be made available to Holders or be disposed of and the net proceeds thereof made available to Holders.

        Notwithstanding anything to the contrary in this Section 4.04, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not offer such rights to the Holders (i) unless and until a registration statement under the Securities Act covering such offering is in effect, or (ii) unless the Company furnishes the Depositary opinion(s) of counsel for the Company in the United States and counsel to the Company in any other applicable country in which rights would be distributed, satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to the Holders of such Receipts are exempt from or do not require registration under the provisions of the Securities Act or any other applicable laws. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the

Depositary deems necessary and practicable to pay any such taxes or charges, the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

        References in this Section 4.04 to "Holders" are to Holders as of the record date fixed pursuant to Section 4.08.

        SECTION 4.05. Distributions Other Than Cash, Shares or Rights. Whenever
                      -----------------------------------------------
the Custodian shall receive any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary shall, after consultation with the Company, and upon receipt of opinion(s) of United States and United Kingdom counsel for the Company, as applicable, satisfactory to the Depositary, that the proposed distribution does not violate any applicable laws or regulations, cause the securities or property so received to be distributed to the Holders entitled thereto, as of a record date fixed pursuant to Section 4.08 hereof, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution, net of expenses of the Depositary; provided, however, that, if in the opinion of the Depositary or its counsel, it cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including without limitation any requirement (i) that the Company, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges or (ii) that under applicable securities or exchange control regulations or law such securities must be registered under the Securities Act or other law in order to be distributed to Holders), the Depositary deems such distribution not to be feasible, the Depositary may obtain opinion(s) of United States and United Kingdom counsel for the Company, as applicable, as to an equitable and practicable method of effecting such distribution and may rely on such advice, which method shall include but not be limited to the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the distribution of the net proceeds of any such sale (net of taxes) by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

        SECTION 4.06. Redemption. In the event that the Company exercises any
                      ----------
right of redemption in respect of Shares, and the Company has issued a notice to the Depositary as set forth below, the Depositary will redeem, from the amounts received by it in respect of such redemption, that number of American Depositary Shares of Shares with respect to which such right of redemption is exercised which represents the number of Shares deposited hereunder so redeemed. Subject to Sections 4.02, 4.03 and 4.08 hereof (to the extent applicable), the redemption price per American Depositary Share to be redeemed will be equal to the per share amount received by the Depositary upon the redemption of the Shares represented by such American Depositary Share multiplied by the number of Shares (or the fraction of a Share) represented by each such American Depositary Share. If less than all of the outstanding Shares are redeemed, the American Depositary Shares to be redeemed will be selected by lot or redeemed pro rata as may be determined by the Depositary. Notice from the Company of its exercise of its rights of redemption in respect of the Shares must be given to the Depositary not less than 30 days nor more than 60 days prior to the date fixed for redemption. Promptly after receiving such notice from the Company, the Depositary will deliver such notice to all Holders.

        SECTION 4.07.  Conversion of Foreign Currency. Whenever the Depositary
                       ------------------------------
or the Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, which in the judgment of the Depositary can at such time be converted on a reasonable basis into dollars distributable to the Holders entitled thereto and transferable to the United States, the Depositary shall promptly convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into dollars, and shall transfer as promptly as practicable such dollars (net of any of its reasonable and customary expenses incurred in such conversion and any expenses incurred on behalf of the Holder in complying with currency exchange control or other governmental requirements) to the Holders entitled thereto or, if the Depositary shall have distributed any warrants or other instruments that entitle the holders thereof to such dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.

        If such conversion or distribution generally or with regard to a particular Holder can be effected only with the approval or license of any government or agency thereof, the Depositary shall promptly file such application for approval or license, if any, after consultation with the Company as it may deem desirable. In no event, however, shall the Depositary be obligated to make such a filing.

        If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into dollars distributable to the Holders entitled thereto and transferable to the United States, or if any approval or license of any government or authority or agency thereof that is required for such conversion is denied or in the opinion of the Depositary is not obtainable at a reasonable cost or within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) to, or in its discretion may hold such foreign currency (without liability for interest thereon) for the respective accounts of, the Holders entitled to receive the same.

        If any such conversion of foreign currency, in whole or in part, is not practicable for distribution to certain Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent practicable to the Holders entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance (without liability for interest thereon) for the account of, the Holders for whom such conversion and distribution is not practicable.

        SECTION 4.08.  Fixing of Record Date. Whenever the Depositary shall
                       ---------------------
receive notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any rights to be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall fix a record date for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or whose Receipts shall evidence such changed number of Shares. Such record date shall be the same record date as that fixed by the Company in respect of the Shares or other Deposited Securities, provided however
                                                                -------- -------
that such date fixed by the Company is at least 45 days prior to the date of the distribution, meeting or vote. Subject to the provisions of Section 4.02 through
4.07 and to the other terms and conditions of this Deposit Agreement, the

Holders of Receipts at the close of business on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively, or to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

        SECTION 4.09.  Voting of Deposited Securities. As soon as practicable
                       ------------------------------
after receipt from the Company of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall mail, if requested in writing by the Company, to Holders of American Depositary Shares evidenced by Receipts a notice which shall contain: (a) a summary of such information as is contained in such notice of meeting, (b) a statement that the Holders at the close of business on the specified record date will be entitled, subject to any applicable law, the Articles of the Company and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by American Depositary Shares evidenced by their respective Receipts, and (c) a brief statement as to the manner in which such instructions may be given. Upon the written request of a Holder of American Depositary Shares evidenced by a Receipt on such record date received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Articles of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

        Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote the Shares or other Deposited Securities represented by American Depositary Shares except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by American Depositary Shares for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

        SECTION 4.10.  Changes Affecting Deposited Securities. Upon any change
                       --------------------------------------
in nominal or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets- affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall be treated as new Deposited Securities under this Deposit Agreement, and the American Depositary Shares representing or previously representing such Deposited Securities shall thenceforth represent or additionally represent, the right to receive the new Deposited Securities so received in exchange, conversion, replacement or otherwise unless additional or new Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of an opinion of Company's counsel satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, and with the Company's approval, shall if the Company requests, subject to receipt of an opinion of Company's counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, if the Company requests, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02.

        SECTION 4.11.  Available Information. The Company has established the
                       ---------------------
exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder and furnishes information to the Commission. Such information maybe inspected and copied at the public reference facilities maintained by the Commission located at the date hereof at Judiciary Plaza, 450 Fifth Street N.W. (Room 1024), Washington, D.C. 20549.

        SECTION 4.12.   Reports.  The Depositary shall make available for
                        -------
inspection by Holders of Receipts at its Principal Office any reports and communications, including any proxy soliciting materials, received from the

Company which are both (a) received by the Depositary, the Custodian or the nominee of either as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to Holders copies of such reports when furnished by the Company to the Custodian pursuant to Section 5.06.

        The Depositary shall furnish to the Commission semiannually, so long as required by the Commission, beginning on or before six months after the effective date of any registration statement filed with the Commission under the Securities Act relating to the Receipts, (a) the following information in tabular form:

        (1) The number of American Depositary Shares evidenced by Receipts issued during the period covered by the report;

        (2) The number of American Depositary Shares evidenced by Receipts retired during the period covered by the report;

        (3) The total amount of American Depositary Shares evidenced by Receipts remaining outstanding at the end of the six-month period;

        (4) The total number of Holders of Receipts at the end of the six-month period;

and (b) the name of each dealer known to the Depositary depositing Shares against issuance of Receipts during the period covered by the report. In connection with such reports relating to the Receipts, the Company and the Depositary shall each furnish to the other the name of each such dealer known to it who (1) has deposited Shares against the issuance of Receipts relating to each reporting period (including the six months prior to filing such registration statement), (2) proposes to deposit Shares against the issuance of Receipts (as to each such person indicating the number of such Shares proposed to be deposited to the extent known), or (3) assisted or participated in the creation of any plan for the issuance of Receipts or the selection of Shares to be deposited.

        SECTION 4.13.  Lists of Holders. Promptly upon written request by the
                       ----------------
Company, the Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares of all Holders.

        SECTION 4.14.  Taxation. The Depositary will forward to the Company or
                       --------
its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies, and the Depositary, the Custodian or the Company or its agents may file such reports as are necessary to obtain benefits under applicable tax law at source on dividends and other benefits under applicable tax treaties for the Holders. In accordance with instructions from the Company and to the extent practicable, the Depositary or the Custodian will take reasonable administrative actions to obtain tax refunds, reduced withholding of tax at source on dividends and other benefits under applicable tax treaties with respect to dividends and other distributions on the Deposited Securities. Holders of American Depositary Shares evidenced by Receipts representing Deposited Securities may be required from time to time to file such proof of taxpayer status or residence, to execute such certificates and to make such representations and warranties, or to provide any other information or documents as the Depositary may deem necessary or proper to fulfill the Depositary's obligations under applicable law. Holders shall provide the Depositary, in a timely manner, with copies, or originals if necessary and appropriate, of any such proofs of residence, taxpayer status, beneficial ownership and any other information or documents which the Depositary may reasonably request. The Holder shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to this Section 4.14.


                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
                 ---------------------------------------------

        SECTION 5.01.  Maintenance of Office and Transfer Books by the
                       -----------------------------------------------
Registrar. Until termination of this Deposit Agreement in accordance with its
---------
terms, the Registrar shall maintain in the Borough of Manhattan, the City of New York, an office and facilities for the execution and delivery, registration, registration of transfers, combination and split-up of Receipts, the surrender of Receipts and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Deposit Agreement.

        The Registrar shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement or the Receipts.

        The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder, subject in all cases, to Section 7.08 hereof.

        If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges in the United States, the Depositary shall act as Registrar or, with the written approval of the Company, appoint a Registrar or one or more co-registrars for registration of Receipts and transfers, combinations and split-ups, and to countersign such Receipts in accordance with any requirements of such exchange or exchanges in accordance with the terms of such appointments. Such Registrar or co-registrars may be removed and a substitute or substitutes appointed by the Depositary upon the written request or with the written approval of the Company.

        SECTION 5.02.  Prevention or Delay in Performance. Neither the
                       ----------------------------------
Depositary nor the Company nor any of their respective controlling person, directors, employees, agents or affiliates shall incur any liability to any Holder or any other person, if, by reason of any provision of any present or future law or regulation of the United States, the United Kingdom or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Articles of the Company or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, the Depositary, its controlling persons or its agents or the Company or its agents shall be prevented or forbidden from or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing which by the terms of this Deposit Agreement it is provided shall be done or performed; nor shall the Depositary, its controlling persons or its agents or the Company, its controlling person or its agents incur any liability to any Holder or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement or in the Articles of the Company or provisions of or governing Deposited Securities. Where, by the terms of a distribution pursuant to Section 4.02, 4.03, or 4.04 of this Deposit Agreement, or an offering or distribution pursuant to Section 4.05, 4.10 or 5.07 of this Deposit Agreement or in the Articles of the Company, or for any other reason, such distribution or offering may not be made available to Holders, or some of them, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any such rights, if applicable, to lapse.

        SECTION 5.03.  Obligations of the Depositary, the Custodian and the
                       ----------------------------------------------------
Company. Each of the Company and its agents assumes no obligation and shall be
-------
subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons, except that each of the Company and its agents agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

        Each of the Depositary and its agents assumes no obligation and shall be subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that each of the Depositary and its agents agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

        The Depositary undertakes not to issue any Receipt other than to evidence American Depositary Shares representing Deposited Securities then on deposit with the Custodian. The Depositary also undertakes not to lend Deposited Securities held by it as Depositary.

        Without limitation of the foregoing, neither the Depositary, its controlling persons, nor any of its agents, nor the Company its controlling persons nor any of its agents shall be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary), or (b) liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement.

        No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement.

        SECTION 5.04.  Resignation and Removal of the Depositary; Appointment of
                       ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary
--------------------
hereunder by written notice of its election to do so delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

        The Depositary may at any time be removed by the Company by written notice of such removal, which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided.

        In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its reasonable efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor, but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall, (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.

         Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

        SECTION 5.05.  The Custodian. The Depositary, after consultation with
                       -------------
the Company, may from time to time appoint one or more agents to act for it as custodian hereunder. The Depositary has initially appointed Citibank, N.A., London branch, as Custodian and agent of the Depositary for the purpose of this Deposit Agreement. The Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary for the Shares and the American Depositary Shares and Receipts with respect to which the Custodian acts as custodian and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder with respect to any Deposited Securities by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If, upon such notice of resignation, there shall be no custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint- a substitute custodian that is organized under the laws of the United Kingdom with respect to the Deposited Securities with respect to which the Custodian has so resigned which shall thereafter be the Custodian hereunder. Whenever the Depositary determines, in its discretion, that it is in the best interest of the Holders to do so, it may appoint an additional custodian with respect to any Deposited Securities, or discharge the Custodian with respect to any Deposited Securities and appoint a substitute custodian, which shall thereafter be Custodian hereunder with respect to the Deposited Securities. Forthwith upon its appointment, each such substitute or additional custodian shall deliver to the Depositary an acceptance of such appointment and agreement to be bound by the terms hereof satisfactory. Upon demand of the Depositary, any Custodian shall deliver such of the Deposited Securities held by it together with all records maintained by it as Custodian with respect to such Deposited Securities as are requested of it to any other Custodian or such substitute or additional custodian or custodians, and each such substitute or additional custodian shall deliver to the Depositary forthwith upon its appointment, an acceptance of such appointment and agreement to be bound by the terms hereof, satisfactory in form and substance to the Depositary. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders of Receipts with respect to which such appointment has been made, each other Custodian and the Company.

        Upon the appointment of any successor depositary with respect to any Deposited Securities and the corresponding Shares, American Depositary

Shares and Receipts hereunder, any Custodian then acting hereunder with respect to such Deposited Securities shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of each Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

        SECTION 5.06.  Notices and Reports. On or before the first date on which
                       -------------------
the Company gives notice, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Company shall transmit to the Depositary and the Custodian a copy of the notice thereof in the English language but otherwise in the form given or to be given to holders of Shares or other Deposited Securities. The Company shall also furnish to the Custodian and the Depositary a summary, in English, of any applicable provisions or proposed provisions of the Articles of the Company that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat.

         The Depositary, at the Company's expense and written request, will arrange for the prompt transmittal by the Custodian to the Depositary of such notices, and any other reports and communications which are both (a) received by the Depositary, a custodian or the nominees of either as the holder of the Deposited Securities and (b) made generally available by the Company to holders of its Shares or other Deposited Securities, and arrange for the mailing, at the Company's expense, of copies thereof to all Holders or, at the request of the Company, make such notices, reports and other communications available to all Holders of Receipts on a basis similar to that for holders of Shares or other Deposited Securities or on such other basis as the Company may advise the Depositary may be required by any applicable law, regulation or stock exchange requirement. The Company has delivered to the Depositary and the Custodian a copy of the Company's Articles of or governing the Shares and any other Deposited Securities issued by the Company or any Affiliate of the Company in connection with such Shares, and promptly upon any amendment thereto or change therein, the Company shall deliver to the Depositary and the Custodian a copy of such amendment thereto or change therein. The Depositary may rely upon such copy for all purposes of this Deposit Agreement.

        The Depositary will, at the expense of the Company, make such copy, summary and any other notices, reports and other communications issued by the Company in connection therewith available for inspection by the Holders of the Receipts evidencing the Shares governed by such provisions at the Depositary's Principal office, at the office of the Custodian and at any other designated transfer office.

        SECTION 5.07.  Issuance of Additional Shares, etc. The Company agrees
                       ----------------------------------
that in the event that the Company, or any company controlled by or under common control with the Company issues (a) additional Shares, (b) rights to subscribe for Shares or other Deposited Securities, (c) securities convertible or exchangeable into Shares, or (d) rights to subscribe for securities convertible or exchangeable into Shares, the Company will promptly furnish to the Depositary a written opinion from United States counsel for the Company, which counsel shall be satisfactory to the Depositary, stating whether or not the circumstances of such issue require a registration statement under the Securities Act of 1933 to be in effect prior to the delivery of the Receipts to be issued in connection with such securities or the issuance of such rights to the Holders entitled thereto ("Opinion"). However, no such opinion shall be required in the event of an issuance of Shares as a bonus, share split or similar event or upon each issuance of Shares or offering of rights under any one of the Company's Employee Share Schemes (as defined in Section 743 of the Companies Act 1985 of the United Kingdom), as to which the Depositary has previously received an Opinion covering the issuance of Shares or offering of rights under such Scheme. If in the opinion of such counsel a registration statement is required, such counsel shall furnish to the Depositary a written opinion as to whether such registration statement is in effect.

        The Company agrees with the Depositary that neither the Company nor any company or person controlled by, controlling or under common control with the Company will at any time (i) deposit any Shares or other Deposited Securities, either upon original issuance or upon a sale of Shares or other Deposited Securities previously issued and reacquired by the Company or by any such controlled or controlling company, unless such transaction is registered under the Securities Act, or is exempt from registration under the Securities Act as confirmed by a written opinion from counsel for the Company in the United States, which counsel shall be reasonably satisfactory to the Depositary, or
(ii) issue additional Shares, rights to subscribe for such Shares, securities convertible into or exchangeable for Shares or rights to subscribe for such securities except under circumstances complying in all respects with the Securities Act of 1933.

        SECTION 5.08.  Indemnification. The Company agrees to indemnify the
                       ---------------
Depositary, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Receipts, American Depositary Shares, or other Deposited Securities, as the case may be, or any offering documents in respect thereof or
(b) out of acts performed or omitted, including but not limited to any delivery by the Depositary on behalf of the Company of information regarding the Company, in connection with this Deposit Agreement, the Receipts, the American Depositary Shares or any Deposited Securities, as the same may be amended, modified or supplemented from time to time, in any such case (i) by the Depositary, the Custodian or any of their respective directors, employees, agents and affiliates, except to the extent such loss, liability, tax, charge or expense is due to negligence or bad faith of any of them, or (ii) by the Company or any of its directors, employees, agents and affiliates.

        The indemnities contained in the preceeding paragraph shall not extend to any liability or expense which may arise out of any Pre-Release Transaction (as defined in Section 5.10 hereof).

        The Depositary agrees to indemnify the Company and its directors, employees, agents and Affiliates and hold them harmless from any liability or expense (including, without limitation, reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary due to the negligence or bad faith of the Depositary.

        The obligations set forth in this Section shall survive the termination of this Deposit Agreement and the succession or substitution of any party hereto.

        Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this Section 5.08) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

        SECTION 5.09.  Charges of Depositary. The Company agrees to pay the
                       ---------------------
expenses, fees or charges of the Depositary and the Registrar, co-transfer agent and co-registrar, and any other agent of the Depositary appointed under this Deposit Agreement, as indicated in this Section 5.09 and Exhibit B hereto to be paid by the Company, or in accordance with the written agreements between the Company and the Depositary from time to time, in each case other than the following items which are payable by Holders: (1) the charges of the Depositary for the execution and delivery of Receipts pursuant to Section 2.03, and the surrender of Receipts pursuant to Section 2.05, and for the making of distributions pursuant to Section 4.02 through 4.06 hereof, (2) taxes and other governmental charges, (3) such registration fees as may from time to time be in effect for the registration of transfers, if any, of Shares generally on the share register of the Company (or any appointed agent of the Company for transfer and registration of Shares which may be the Foreign Registrar) and accordingly applicable to transfers of Shares to the name of the Depositary, a Custodian or their nominees or the person who makes a withdrawal, on the making of deposits or withdrawal pursuant to Sections 2.02 or 2.05, (4) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or Holders, (5) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.07, and (6) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities. Any other charges and expenses of the Depositary hereunder will be paid by the Company after consultation and agreement in writing between the Depositary and the Company as to the amount and nature of such charges and expenses. Responsibility for payment of such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. Unless otherwise agreed, the Depositary shall present its statement for such expenses and fees or charges to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

        The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement and, as to any Depositary, the resignation of such Depositary as described in Section 5.04 for those fees, charges and expenses incurred prior to the effectiveness of such resignation.

        SECTION 5.10.  Certain Rights of the Depositary; Limitations. Subject to
                       ---------------------------------------------
the further terms and provisions of this Section 5.10, the Depositary and its agents, on their own behalf, may own and deal in any class of securities of the

Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or Receipts or deliver Shares prior to the receipt and cancellation of Receipts. Notwithstanding the foregoing, the Depositary may (i) issue Receipts prior to the receipt of Shares (a "Pre-Release Transaction") as provided below and (ii) deliver Shares upon receipt and cancellation of a Receipt that was issued in a Pre-Release Transaction, but for which Shares may not yet have been received. The Depositary may receive Receipts in lieu of Shares under (i) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Receipts are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Receipts that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary until such Shares or Receipts are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Receipts and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, United States government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Receipts and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above), provided,
                                                                 --------
however, that the Depositary reserves the right to change or disregard such
-------
limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of Receipts and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate.

        The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the Holder.

        SECTION 5.11.  List of Restricted Securities Owners. Upon each issuance
                       ------------------------------------
by the Company of any securities that are Restricted Securities, the Company shall provide the Depositary a list setting forth, to the actual knowledge of the Company, those persons or entities who beneficially acquire Restricted Securities. The Company agrees to advise in writing each of the persons or entities so listed that such Restricted Securities are ineligible for deposit hereunder. The Depositary may rely on any such list and shall not be liable for any action or omission made in reliance thereon.

                                   ARTICLE VI

                           AMENDMENT AND TERMINATION
                           -------------------------

        SECTION 6.01.  Amendment. The form of the Receipts in respect of the
                       ---------
Shares and any provisions of this Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the charges of the Depositary for deposits, the execution and delivery of Receipts, custody, transfer and registration fees, fees in connection with foreign exchange control regulations, and taxes and other governmental charges in which case such amendment shall not become effective until the expiration of 30 days after notice of such amendment shall have been given to the Holders), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 60 days after notice of such amendment shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial owner at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend the Deposit Agreement and the Receipt at any time in accordance with such changed rules. Amendment to the Deposit Agreement in such circumstances may become effective before a notice of such amendment is given to Holders or within any other period of time as required for compliance.

        SECTION 6.02.  Termination. The Depositary shall, at any time at the
                       -----------
written direction of the Company, terminate this Deposit Agreement as to Shares of the Deposited Securities, American Depositary Shares and Receipts by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04, the Depositary may terminate this Deposit Agreement as to Shares which are Deposited Securities, American Depositary Shares and Receipts by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination, the Holder will, upon surrender of such Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in Section 2.05 and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of this Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.05, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated escrow account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of this Deposit Agreement as to Receipts, the Company shall be discharged from all obligations under this Deposit Agreement as to the Receipts and the Shares, Deposited Securities and American Depositary Shares except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof.

                                  ARTICLE VII

                                 MISCELLANEOUS
                                 -------------

        SECTION 7.01.  Counterparts. This Deposit Agreement may be executed in
                       ------------
any number of counterparts, each of which shall be deemed an original and all of such Counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be filed with the Depositary and each Custodian and shall be open to inspection by any Holder during business hours.

        SECTION 7.02.  No Third-Party Beneficiaries. This Deposit Agreement is
                       ----------------------------
for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

        SECTION 7.03.  Severability. In case any one or more of the provisions
                       ------------
contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

        SECTION 7.04. Holders and Beneficial Owners as Parties; Binding Effect.
                      -------------------------------------------------------
The Holders and Beneficial owners from time to time  shall be parties to the

Deposit Agreement and shall be bound at the time when by all of the terms and conditions thereof and of any Receipt by acceptance thereof or any beneficial interest therein.

        Each Holder and each Beneficial owner, upon acceptance of any Receipt or any beneficial interest therein, thereby appoints the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement.

        SECTION 7.05.  Notices. Any and all notices to be given to the company
                       -------
shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to J Sainsbury plc, Stamford House, Stamford Street, London SE1-9LL,
Attention: Company Secretary, or to any other address which the Company may specify in writing and of which it notifies the Depositary.

        Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.
Attention: ADR Department, or to any other address which the Depositary may specify in writing and of which it notifies the Company.

        Any and all notices to be given to the Custodian shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to 11 Old Jewry, Ground Floor, London EC2R 8DB, United Kingdom, or to any other address which the Custodian may specify in writing and of which it notifies the Company.

        Any and all notices to be given to any Holder shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request. Notice to Holders shall be deemed to be notice to Beneficial owners for all purposes of this Deposit Agreement.

        Delivery of a notice sent by mail, air courier or cable, telex or facsimile transmission shall be deemed to be effective a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

        SECTION 7.06.  Governing Law and Jurisdiction. This Deposit Agreement
                       ------------------------------
and the Receipts shall be interpreted in accordance with and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York without reference to the principles of choice of law thereof. Except as set forth in the following sentence, the Company and the Depositary agree that the federal courts in the State of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts. In addition, the Company and the Depositary hereby agree that in the event that a Holder brings a suit, action or proceeding against (a) the Depositary in its capacity as Depositary under this Deposit Agreement or (b) against both the Company and the Depositary, in either case, in any state or federal court of the United States, and the Depositary has any claim, for indemnification or otherwise, against the Company arising out of the subject matter of such suit, action or proceeding, then the Depositary may pursue such claim against the Company in the state or federal court in the United States in which such suit, action or proceeding is pending and, for such purposes, the Company irrevocably submits to the non-exclusive jurisdiction of such courts. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

        SECTION 7.07.  Assignment. Subject to the provisions of Section 5.04 and
                       ----------
Article VI herein, this Deposit Agreement may not be assigned by either the Company or the Depositary.

        SECTION 7.08.  Compliance with U.S. Securities Laws. Notwithstanding
                       ------------------------------------
anything in this Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Instruction IA(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

         IN WITNESS WHEREOF, J SAINSBURY plc and CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all Holders shall become parties hereto upon acceptance by them of American Depositary Shares evidenced by Receipts issued in accordance with the terms hereof.


                                         J SAINSBURY plc


                                         BY: /s/ Niger S. Matthews
                                            ------------------------------
                                         Name:  NIGER S. MATTHEWS
                                              ------------------------------
                                          TITLE: GROUP SECRETARY
                                                 J SAINSBURY plc



                                         CITIBANK, N.A.


                                         BY:
                                            ------------------------------

                                         Name: ------------------------------
                                           TITLE: VICE PRESIDENT

         IN WITNESS WHEREOF, J SAINSBURY plc and CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all Holders shall become parties hereto upon acceptance by them of American Depositary Shares evidenced by Receipts issued in accordance with the terms hereof.


                                         J SAINSBURY plc

                                         BY:
                                            ------------------------------
                                         Name:
                                              ------------------------------
                                          TITLE: GROUP SECRETARY
                                                 J SAINSBURY plc



                                         CITIBANK, N.A.


                                         BY: /s/ Mary Lou Kelley
                                            ------------------------------
                                         Name:  Mary Lou Kelley
                                              ------------------------------
                                          TITLE: VICE PRESIDENT

                                                          CUSIP Number
                                                                      ----------
                                                             American Depositary
                                                              Shares (1 American
                                                                Depositary Share
                                                           representing four (4)
                                                      Fully Paid ordinary shares
                                                                       25 p each





                                   EXHIBIT A

Number                      [FORM OF FACE OF RECEIPT]

                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                           DEPOSITED ORDINARY SHARES

                                       of

                                J SAINSBURY plc
                        (Incorporated under the laws of
           the United Kingdom of Great Britain and Northern Ireland)

                  CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein called the "Depositary"), hereby certifies that
                                                ------------------------------
is the owner of                                American Depositary Shares,
                ------------------------------
representing                               deposited ordinary shares, 25 p each,
             -----------------------------
including evidence of rights to receive such ordinary shares (the "Shares") of J Sainsbury plc, a corporation incorporated under the laws of the United Kingdom of Great Britain and Northern Ireland (the "Company"). As of the date of the Deposit Agreement (hereinafter referred to), each American Depositary Share represents four (4) Shares deposited under the Deposit Agreement with the

Custodian which at the date of execution of the Deposit Agreement is Citibank, N.A., London branch (the "Custodian"). The ratio of Depositary Shares to shares of Stock is subject to subsequent amendment as provided in Article IV of the Deposit Agreement. The Depositary's principal executive office is located at 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.
                  (1) The Deposit Agreement. This, American Depositary receipt
                      ---------------------
is one of an issue of American Depositary Receipts ("Receipts"), executed and delivered pursuant to the Deposit Agreement, dated as of April 28, 1995 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary, and all registered Holders and Beneficial Owners of Receipts from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash, collectively, "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and the Custodian.

                  The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Articles of the Company and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities.
                   (2) Surrender of Receipts and Withdrawal of Deposited
                       -------------------------------------------------
Securities. Upon surrender, at the Principal Office of the Depositary, of this
----------
Receipt and upon payment of (i) the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Article (10) hereof and Section 5.09 and Exhibit B of the Deposit Agreement) and (ii) all fees, taxes and governmental charges payable in connection with such surrender and withdrawal, and, subject to the terms and conditions of the Deposit Agreement the Company's (Articles), Article (23) of this Receipt and the provisions of or governing the Deposited Securities and other applicable laws, the Holder hereof is entitled to the delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the American Depositary Shares evidenced by this Receipt. Subject to the last sentence of this paragraph, such Deposited Securities may be delivered in registered form, or, at the option of the Depositary in its sole discretion, by electronic delivery. Delivery of such Deposited Securities may be made by the delivery of (a) certificates in the name of the Holder hereof or as ordered by him or by certificates properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by him and (b) any other securities, property and cash to which such Holder is then entitled in respect of this Receipt. Delivery shall be made, at the option of the Holder hereof, either at the principal office of the Custodian or at the Principal Office of the Depositary, provided that the forwarding of certificates for Shares or other Deposited Securities for such delivery at the Principal Office of the Depositary shall be at the request, risk and expense of the Holder hereof, and for the account of such Holder.
                 A Receipt surrendered for such purposes shall if so required by the Depositary be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to deliver at the designated office of the Custodian, subject to Sections 2.07, 3.01 and 3.02, to the other terms and conditions of the Deposit Agreement, the Company's Articles, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary as provided above, the Deposited Securities represented by such Receipt together with any certificate or other proper documents of or relating to title for the Deposited Securities, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.
                 The Depositary shall not accept for surrender a Receipt evidencing American Depositary Shares representing less than one Share. In the case of surrender of a Receipt evidencing a number of American Depositary Shares representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be recorded in the name of the Holder surrendering such Receipt, and shall issue and deliver to the person surrendering such Receipt a new Receipt evidencing American Depositary Shares representing any remaining fractional Share.
                  (3) Transfers, Split-Ups and Combinations of Receipts. Subject
                      -------------------------------------------------
to the limitations set forth herein and in the Deposit Agreement, the transfer of this Receipt is registrable on the books of the Depositary at its Principal Office by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any of the Depositary's designated transfer offices, properly endorsed for transfer or accompanied by a proper instrument or instruments of transfer (including any certifications that the Depositary or the Company may require in order to comply with applicable laws, signature guarantees in accordance with standard industry practice and the accurate completion of any endorsements appearing on this Receipt) and (i) duly stamped as may be required by the laws of the State of New York and the United States of America, and (ii) accompanied by funds sufficient to pay any applicable transfer taxes, duties and the fees and expenses of the Depositary including the fees set forth in Article (10) hereof, and upon compliance with such regulations, if any, as the Depositary may establish for such purpose, subject to Article (23) of this Receipt. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.
                  (4)  Pre-Conditions to Registration, Transfer, Etc. As a
                       ---------------------------------------------
condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any

Deposited Securities, the Depositary, any Custodian or any Registrar may require payment from the presenter of the Receipt of a sum sufficient to reimburse it for any tax, duties or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, duty, charge, fee and expense with respect to Shares being deposited or Deposited Securities being withdrawn) and payment of any applicable fees as provided in this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature or other matters, subject to Article (23) of this Receipt, and may also require compliance with any laws or governmental regulations relating to American depositary receipts or to the withdrawal of Deposited Securities.
                  After consultation with the Company, the delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares, which may but need not be the Foreign Registrar) are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or under the Company's Articles or for any other reason, subject in all cases to Article (23) hereof. Notwithstanding any other provision of the Deposit Agreement, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended except as required in General Instructions IA(l) to Form F-6 (as may be amended) under the Securities Act of 1933 in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares) or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes, duties and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.
                  (5) Disclosure of Beneficial Ownership. Notwithstanding any
                      ----------------------------------
other provision of this Deposit Agreement, the Company may from time to time request Holders or former Holders to provide information as to the capacity in which they are or were interested in Shares underlying their
Receipts and regarding the identity of any other persons then or previously interested (as defined in the Articles or the Companies Act 1985 of the United Kingdom) in such Shares and the nature of such interest and any other information required by such request within the time period specified in the Articles or otherwise required by the Companies Act.
                  Each Holder acknowledges that failure to comply with such a request may result, inter alia, in the withdrawal of the voting rights attaching
                    ----- ----
to the Shares underlying such Holder's Receipts and the imposition of restrictions on the rights to transfer, or to receive distributions relating to, the Shares underlying such Receipts.
                  Each Holder agrees to comply with the provisions of the Articles and the Companies Act with regard to notification to the Company of interests in Shares, which include provisions requiring the Holder to disclose within a prescribed period of time (at the date hereof, two days) interests in the relevant share capital of the Company equal to or in excess of the percentage(s) of such capital provided for in the Companies Act (at the date hereof, three percent).
                  The Depositary shall furnish to the Company a copy of all such information as soon as practicable. The Depositary, by receiving and forwarding such information, shall have no responsibility for the disclosure, accuracy or completeness thereof. The Depositary at the Company's written request, will make reasonable efforts to obtain for and transmit to, the Company lists of the names and addresses of beneficial owners of Receipts. The provisions of this Section
(5) are without prejudice to the obligations of any Holder under the provisions of any applicable law.
                  Notwithstanding any other provision of this Agreement, each Holder agrees to comply with requests from the Company pursuant to United Kingdom law, the rules of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Limited, and any other stock exchange on which the Shares are, or will be, registered, traded or listed or the Articles of the Company, which are made to provide information, inter alia, as to the capacity in which such Holder owns Receipts (and Shares as the case may be) and regarding the identity of any other person interested in such Receipts and the nature of such interest and the Depositary agrees to use its reasonable efforts to comply, at the Company's expense, with written instructions received from the Company requesting that the Depositary forward any such request from the Company to the Holder and to forward to the Company any such responses to such requests received by the Depositary.
                  Each Holder agrees to provide any such information reasonably requested by the Company or the Depositary pursuant to this Section.

The Depositary agrees to use reasonable efforts to comply with written instructions received from the Company requesting the Depositary to forward any such requests to the Holders and to forward to the Company any such responses to such requests received by the Depositary.
                  (6) Ownership Restrictions. The Company may restrict transfers
                      ----------------------
of the Shares where such transfer might result in ownership of Shares exceeding limits under applicable law or the Articles of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares beneficially owned by a single Holder to exceed the limits under any applicable law. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the Shares represented by the American Depositary Shares held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law.
                  (7) Liability of Holder for Taxes, Duties and Other Charges.
                      --------------------------------------------------------
If any tax, duty or other governmental charge shall become payable by the Depositary or any Custodian with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced hereby, such tax, duty or other governmental charge shall be payable by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any withdrawal of Deposited Securities represented by the American Depositary Shares evidenced hereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax, duty or other governmental charge. Neither the Depositary nor the Company shall have any liability for any such tax or other governmental charge and the Holder hereof shall remain liable for any deficiency. The Holder shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents, and Affiliates against, and hold each of then harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of tax, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to Section 4.14 of the Deposit Agreement.
                  (8) Representations and Warranties of Depositors. Every
                      --------------------------------------------
person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that, to the best of such person's knowledge, such

Shares and each certificate therefor are validly issued, outstanding, fully paid, non-assessable, not subject to calls for additional payments of any kind and that any preemptive rights have been validly waived or exercised and that the person making such deposit is duly authorized to do so. Each such person shall be deemed to acknowledge complete responsibility for the report of any false information relating to foreign exchange transactions to the Depositary, the Custodian or any governmental authority in the United Kingdom in connection with the issuance of Receipts and the deposit, transfer, surrender or withdrawal of shares or Receipts. Every such person shall be deemed to represent that, the deposit of Shares or sale of Receipts by that person is not restricted, and such Shares do not constitute Restricted Securities, under the Securities Act of 1933. Such representations and warranties shall survive any such deposit, transfer, surrender and withdrawal of Shares and Receipts.
                  (9) Filing Proofs, Certificates and Other Information. Any
                      -------------------------------------------------
person presenting Shares for deposit or any Holder may, in addition to the requirements of Article (5) hereof, be required from time to time (i) to file with the Depositary or a Custodian such proof of citizenship or residence, taxpayer status, exchange control approval, payment of all applicable taxes or other governmental charges, the identity of any person legally or beneficially interested in the Receipt and the nature of such interest, (ii) provide such information relating to the registration on the books of the Company (or the appointed agent of the Company for transfer and registration of Shares, which may, but need not, be the Foreign Registrar) of the Shares presented for deposit, (iii) establish compliance with all applicable laws, rules and regulations of or governing the Deposited Securities and the terms of the Deposit Agreement, and (iv) execute and deliver to the Depositary or a Custodian such certificates and to make such representations and warranties as the Depositary or the Company may deem necessary or proper or as the Company reasonably may require by written request to the Depositary and the Custodian. Subject to Article (23) hereof and the terms of the Deposit Agreement, the Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof, or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made.
                  (10) Charges of Depositary. The Depositary shall charge any
                       ---------------------
party to whom Receipts are issued (including, without limitation, deposit or issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock for the Shares or Deposited Securities, or a distribution of Receipts pursuant to Section 4.03 or 4.10 of the Deposit Agreement), or who surrenders Receipts a fee of U.S. $5.00 or less per 100 American Depositary

Shares (or portion thereof) for the issuance or surrender, respectively, of a Receipt. In addition the Depositary shall charge to the Holders a fee of
U.S. $2.00 or less per 100 American Depositary Shares (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including but not limited to, Sections 4.02 through 4.05 thereof, and $5.00 or less per 100 American Depositary Shares (or portion thereof) in case of stock dividend, made pursuant to the Deposit Agreement including, but not limited to Section 4.02 through 4.05 thereof. The Depositary shall also charge the holder hereof a fee of $1.50 or less per certificate for a Receipt or Receipts for transfers made pursuant to the terms of the Deposit Agreement. In addition, Holders will pay taxes and other governmental charges, registration fees, cable, telex and facsimile transmission and delivery expenses, and customary and other expenses incurred by the Depositary in connection with its obligations and duties under the Deposit Agreement and Exhibit B thereof. Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company after consultation and agreement between the Depositary and the Company concerning the nature and amount of such charges and expenses. All fees and charges may at any time and from time to time be changed by agreement between the Company and the Depositary. The charges and expenses of the Custodian, nominee or any other agent of the Depositary are for the sole account the Depositary. The provisions in respect of these charges may be changed in the manner indicated in Article
(21) of this Receipt.
                  (11) Title to Receipts. It is a condition of this Receipt, and
                       -----------------
every successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each American Depositary Share evidenced hereby), when such Receipt is properly endorsed or accompanied by a proper instrument or instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided,
                                                                --------
however, that the Company and the Depositary, notwithstanding any notice to the
-------
contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have the obligations or be subject to any liability hereunder or under the Deposit Agreement to any holder of a Receipt unless such holder is a Holder thereof.
                  (12) Validity of Receipt. This Receipt shall not be entitled
                       -------------------
to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt has been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however,
                                                            --------- -------
that such signature may be a facsimile if a Registrar has been appointed and this Receipt has been countersigned by the manual signature of a duly authorized officer of the Registrar.

Dated:                                   CITIBANK, N.A.,
                                           as Depositary



Countersigned




By:                                      By:
   -----------------------                   -----------------------
    Authorized Officer                         Vice President

         The address of the Principal Office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS

                            OF THE DEPOSIT AGREEMENT

         (13) Reports; Inspection of Transfer Books. The Company currently
              -------------------------------------
furnishes the Securities and Exchange Commission with certain public reports and documents required by the laws of the United Kingdom and the International Stock Exchange of the United Kingdom and the Republic of Ireland, Limited in accordance with Rule 12g3-2(b) of the Securities Exchange Act of 1934. Should the Company become subject to additional informational requirements, it will in accordance therewith file reports and other information with the Commission. Such reports and information are available for inspection and copying by Holders at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549.
         The Depositary will make available for inspection by Holders at its Principal Office and at the office of each Custodian, copies of the Deposit Agreement, any notices reports or communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary, a Custodian or the nominee of either as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. To the extent required under Rule 12g3-2(b) or otherwise in accordance with the Securities Exchange Act of 1934, such reports and communications shall be in English. The Depositary will also send to Holders copies of such reports when furnished by the Company pursuant to Section 5.06 of the Deposit Agreement.
         The Depositary will keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.
         Subject to Article (23) hereof, the Depositary may close the transfer books (with notice to the Company if other than in the ordinary course of business), at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder or at the reasonable written request of the Company.
         (14) Dividends and Distributions in Cash, Shares, etc. Whenever the
              ------------------------------------------------
Depositary receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary, pursuant to Section 4.07 of the Deposit Agreement, be converted on a reasonable basis into Dollars transferable to the United States, and subject to the Deposit

Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of the Depositary) to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. Pursuant to Articles (4) and (7) hereof, if the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited Securities shall be reduced accordingly.
         If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares the Depositary may, with the Company's approval, and shall, if the Company shall so request, (i) instruct the Company to deposit or cause such Shares to be deposited with and registered in the name of the Custodian and (ii) distribute to the Holders entitled thereto, as of the record date fixed pursuant to Section 4.08 of the Deposit Agreement, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for American Depositary Shares, which represents in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of this Deposit Agreement, including, without limitation, Sections 2.02, 2.03, 4.04 and 5.09 of the Deposit Agreement. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section
4.02 of the Deposit Agreement. If additional Receipts are not so distributed (except pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.
         In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares of the corresponding Series or any rights of any other nature, the Depositary may, after consultation with the Company, and, if requested in writing by the company, shall, take action, subject to the terms of this Deposit Agreement, as follows:
                  (a) if at the time of the offering of any rights, the Depositary determines in its discretion, after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary, that it is lawful and feasible to make such rights available to all Holders, or certain Holders but not to others, by means of warrants or otherwise, the Depositary may distribute warrants or other instruments therefor in such form as it may determine, to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited

                          Securities held by them respectively, or employ such other method as it may deem feasible after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary in order to facilitate the exercise, sale or transfer of rights by such Holders; or
                  (b) if at the time of the offering of any rights, the Depositary determines in its discretion, after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary, that it is not lawful or not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary, in its discretion may sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in the case of a distribution of cash pursuant to
                          Section 4.02 hereof. The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder or Holders in particular.
         If the Depositary does not receive such written request from the Company, the Depositary may, after consultation with the Company, and after obtaining opinion(s) of United States and United Kingdom counsel for the Company, as applicable, reasonably satisfactory to the Depositary, have discretion as to the procedure to be followed (i) in making such rights available to the Holders, or (ii) in disposing of such rights on behalf of such Holders and distributing the net proceeds available in dollars to such Holders as in the case of a distribution of cash pursuant to Section 4.02 of the Deposit Agreement, or (iii) in allowing such rights to lapse in the event such rights may not be made available to Holders or be disposed of and the net proceeds thereof made available to Holders.

        Notwithstanding anything to the contrary in this Article (14), if registration (under the securities Act or any other applicable law) of the securities to which any rights relate may be required in order for the Company to offer such rights-or such securities to Holders and to sell the securities represented by such rights, the Depositary will not offer such rights to the Holders (i) unless and until a registration statement under the Securities Act covering such offering is in effect, or (ii) unless the Company furnishes the Depositary opinion(s) of counsel for the Company in the United States and counsel to the Company in any other applicable country in which rights would be distributed, satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to the Holders of such Receipts are exempt from or do not require registration under the provisions of the Securities Act or any other applicable laws.
        Whenever the Custodian shall receive any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary shall, after consultation with the Company, and upon receipt of opinion(s) of United States and United Kingdom counsel for the Company, as applicable, satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations, cause the securities or property so received to be distributed as promptly as possible to the Holders entitled thereto, as of a record date fixed pursuant to Section 4.08 of the Deposit Agreement, in proportion to the number of American Depositary Shares of the corresponding Series representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution, net of expenses of the Depositary; provided, however, that, if in the opinion of the Depositary or its counsel, it cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including without limitation any requirement (i) that the Company, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges or (ii) that under applicable securities or exchange control regulations or law such securities must be registered under the Securities Act or other law in order to be distributed to Holders), the Depositary deems such distribution not to be feasible, the Depositary may obtain opinion(s) of United States and United Kingdom counsel for the Company, as applicable, as to an equitable and practicable method of effecting such distribution and may rely on such advice, which method shall include but not be limited to the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the distribution of the net proceeds of any such sale (net of taxes) by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

        Pursuant to Articles (4) and (7) hereof, if the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax, duty or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes, duties or governmental charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes, duties or governmental charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and shall distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.
        The Custodian, the Depositary or the Company or its agents shall use reasonable efforts to make and maintain arrangements enabling Holders who are citizens or residents of the United States to receive any rebates, tax and/or duty credits or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the American Depositary Shares to which they are entitled, and they may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders.
        (15) Fixing of Record Date. Whenever the Depositary shall receive notice
             ---------------------
of the fixing of a record date by the Company for  the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any rights to be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall, after consultation with the Company, fix a record date for the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or whose Receipts shall evidence such changed number of Shares. Subject to the provisions of Sections 4.02 through 4.07 of the Deposit Agreement and to the other terms and conditions of this Receipt and the Deposit Agreement, the Holders of Receipts at the close of business on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively, or to give such voting instructions, to receive such notice or solicitation, or otherwise take action.
        (16)  Voting of Deposited Securities. As soon as practicable after
              ------------------------------
receipt of notice from the Company of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or in a Receipt on such record date received on or before the date other Deposited Securities, the Depositary shall, if requested writing by the Company, mail to Holders of American Depositary Shares evidenced by Receipts a notice which shall contain: (a) summary of such information as is contained in such notice of meeting, (b) a statement that the Holders at the close of business on the specified record date will be entitled, subject to any applicable law, the Company's Articles and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by American Depositary Shares evidenced by their respective Receipts, and (c) a brief statement as to the manner in which such instructions may be given. Upon the written request of a Holder of American Depositary Shares evidenced by a established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the

Company's Articles and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.
        Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote the Shares or other Deposited Securities represented by American Depositary Shares except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by American Depositary Shares for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.
        (17) Changes Affecting Deposited Securities. Upon any change in nominal
             --------------------------------------
or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the American Depositary

Shares representing or previously representing such Deposited Securities shall thenceforth represent or additionally represent, the right to receive the new Deposited Securities so received in exchange, conversion, replacement or otherwise unless additional or new Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of an opinion of Company's counsel satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, and with the Company's approval, shall if the Company requests, subject to receipt of an opinion of Company's counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, if the Company requests, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02 of the Deposit Agreement.
         (18) Indemnification. The Company agrees to indemnify the Depositary,
              ---------------
the Custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Receipts, American Depositary Shares, or other Deposited Securities, as the case may be, or any offering documents in respect thereof or
(b) out of acts performed or omitted, including but not limited to any delivery by the Depositary on behalf of the Company of information regarding the Company, in connection with the Deposit Agreement, the Receipts, the American Depositary Shares or any Deposited Securities, as the same may be amended, modified or supplemented from time to time, in any such case (i) by the Depositary, the Custodian or any of their respective directors, employees, agents and affiliates, except to the extent such loss, liability, tax, charge or expense is due to negligence or bad faith of any of them, or (ii) by the Company or any of its directors, employees, agents and affiliates.

        The Depositary agrees to indemnify the Company and its directors, employees, agents and affiliates and hold them harmless from any liability or expense (including, without limitation, reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary due to the negligence or bad faith of the Depositary.
        The obligations set forth in this Article (18) shall survive the termination of the Deposit Agreement and the succession or substitution of any party hereto.
        Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this Article (18) and Section
5.08 of the Deposit Agreement) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.
        (19) Liability of the Company and the Depositary. None of the
             -------------------------------------------
Depositary, its controlling persons or its agents nor the Company its controlling persons nor its agents, if any, will incur any liability to any Holder or other person if, by reason of any present or future law, the Articles of the Company, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control, the Depositary, its agents or the Company or its agents shall be prevented, delayed or forbidden from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Each of the Depository, its controlling persons and its agents, the Company, its controlling persons and its agents assumes no obligation and shall be subject to no liability under the Deposit Agreement or this Receipt to Holders or other persons, except to perform such obligations as are specifically set forth and undertaken by it to perform in the Deposit Agreement in good faith and using its reasonable judgment. The Depositary and the Company undertake to perform such duties and only such duties as are specifically set forth in the Deposit Agreement, and no implied covenants or obligations will be read into the Deposit Agreement against the Depositary or the Company or their respective agents. None of the Depositary, its controlling person or its agents nor the Company its controlling persons or its agents will be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this Receipt that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it in its sole discretion against all expense and liability be furnished as often as may be required or
(b) liable for any action or inaction by it or them in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or any other person believed by it or them in good faith to be competent to give such advice or information. The Depositary, its controlling persons and its agents and the Company its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. Subject to the provisions of this paragraph (19), the Depositary and its agents will not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.
        (20) Resignation and Removal of the Depositary; Appointment of
             ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary under
--------------------
the Deposit Agreement by written notice of its election so to do delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of
(i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor, but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.
        Any corporation into ow with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.
        (21)   Amendment.  The form of the Receipts in respect of the Shares and
               ---------
any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the charges of the Depositary for deposits, the execution and delivery of Receipts, custody, transfer and registration fees, fees in connection with foreign exchange control regulations, and taxes and other governmental charges in which case such amendment shall not become effective until the expiration of 30 days after notice of such amendment shall have been given to the Holders), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 60 days after notice of such amendment shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial owner at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend the Deposit Agreement and the Receipt at any time in accordance with such changed rules. Amendment to the Deposit Agreement in such circumstances may become effective before a notice of such amendment is given to Holders or within any other period of time as required for compliance.
        (22) Termination. The Depositary shall, at any time at the written
             -----------
direction of the Company, terminate the Deposit Agreement as to Shares of the Deposited Securities, American Depositary Shares and Receipts by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Article (20) hereof and
Section 5.04 of the Deposit Agreement, the Depositary may terminate this Deposit Agreement as to shares of the Deposited Securities, American Depositary Shares and Receipts by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination, the Holder will, upon surrender of such Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in Article (2) hereof and Section 2.05 of the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.05 of the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated escrow account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered.

After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement as to Receipts, the Company shall be discharged from all obligations under the Deposit Agreement as to the Receipts and the Shares, Deposited Securities and American Depositary Shares except for its obligations to the Depositary under Articles
(10) and (18) hereof, and Sections 5.08 and 5.09 of the Deposit Agreement.
        (23) Compliance with U.S. Securities Laws. Notwithstanding any
             ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the Company and the Depositary have each agree that it will not exercise any rights it has under the Deposit Agreement or this Receipt to prevent the withdrawal or delivery of deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Section I A(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

        (24) Certain Rights of the Depositary; Limitations. Subject to the
             ---------------------------------------------
further terms and provisions of this Article (24), the Depositary and its agents, on their own behalf, may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts for evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or Receipts or deliver Shares prior to the receipt and cancellation of Receipts. Notwithstanding the foregoing, the Depositary may (i) issue Receipts prior to the receipt of Shares (a "Pre-Release Transaction") as provided below Agreement and (ii) deliver Shares upon receipt and cancellation of a Receipt that was issued in a Pre-Release transaction, but for which Shares may not yet have been received. The Depositary may receive Receipts in lieu of Shares under (i) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Receipts are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Receipts that are to be delivered by the Applicant under such Pre-Release Transaction, (x)
agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary until such Shares or Receipts are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Receipts and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash , United States government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Receipts and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%;) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above), provided, however, that the Depositary reserves
                              --------  -------
the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of Receipts and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be for the benefit of the Holder.

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

         FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign (s)
and transfer (s)                                  unto whose taxpayer
                ---------------------------------
identification number is                                   and whose address
                         ---------------------------------
including postal zip code is                                            the
                             ------------------------------------------
within Receipt and all rights thereunder, hereby irrevocably constituting
and appointing                                   attorney-in-fact to transfer
               ---------------------------------
said Receipt on the books of the Depositary with full power of substitution in the premises.



Dated:                                           Name:
      --------------------------                      --------------------------
                                                 By:
                                                      --------------------------
                                                 Title:
                                                       -------------------------

                                                 NOTICE: The signature of the
                                                 Holder to this assignment must
                                                 correspond with the name as
                                                 written upon the face of the
                                                 within instrument in every
                                                 particular, without alteration
                                                 or enlargement or any change
                                                 whatsoever.

SIGNATURE GUARANTEED

-----------------------------------

                                    EXHIBIT B
                            CHARGES OF THE DEPOSITARY

         Service                        Rate                       By Whom Paid
         -------                        ----                       ------------
(1)  Issuance of Receipt;            Up to $5.00 per          Party for whom
     deposit of Shares               100 American             deposits are made
     (including deposits             Depositary Shares        or receiving
     pursuant to Stock               (or fraction             Receipt
     dividends or any                thereof)
     other deposits)

(2)  Delivery of deposited           Up to $5.00 per          Party surrendering
     Shares or other                 100 American             Receipts or making
     Deposited Securities,           Depositary Shares        withdrawal
     property and cash               (or fraction
     against surrender of            thereof)
     Receipts.

(3)  Distribution of                 Up to $2.00 per          Party to whom
     dividends or other              100 American             distribution, or
     distributions; sale             Depositary Shares        for whom the sale
     or exercise of rights                                    or exercise of
     or other corporate                                       rights, is made
     action involving
     distributions to
     shareholders

(4)  Transfer of Receipt             $1.50                    Party presenting
                                                              Receipt for
                                                              transfer

        In addition, Holders will pay (i) taxes and other governmental charges,
(ii) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Company or its appointed agent for the registration of transfer and accordingly applicable to transfers of Shares to the name of the Depositary or its nominee or a Custodian or its nominee or the person making a withdrawal, on the making of deposits pursuant to Section 2.02 or withdrawals pursuant to Section 2.05 of this Deposit Agreement,
(iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or Holders, (iv) such customary expenses and charges as are incurred by the Depositary in the conversion of foreign currency pursuant to
Section 4.07 of the Deposit Agreement and (v) such fees and expenses as are incurred by the Depositary, if any, in connection with compliance with foreign exchange control regulations.
         The Company after consultation and agreement between the Depositary and the Company as to the amount and nature of any other charges, will pay those other charges of the Depositary and those of any Registrar, if any, plus reasonable out-of-pocket expenses in accordance with written agreements entered into between the Depositary and the Company from time to time.

        (d) Opinion of Frettra M. Miller, counsel for the Depositary, as to the legality of the securities to be registered

July 16, 2004


Citibank, N.A.
ADR Department
111 Wall Street
New York, N.Y.  10043

Re:      American Depositary Receipts evidencing American Depositary
         Shares representing four (4) Ordinary Shares, nominal value 25p each, of J Sainsbury plc.

Ladies and Gentlemen:

I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 100,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Amended and Restated Deposit Agreement, dated as of April 28, 1995 by and among Citibank, N.A., as depositary, J Sainsbury plc, a company organized and existing under the laws of the United Kingdom of Great Britain and Northern Ireland (the "Company"), and the Holders and Beneficial Owners from time to time of ADSs issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent four (4) ordinary shares, nominal value 25p each, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

Very truly yours,
/s/ Frettra Miller

Frettra M. Miller

                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466


      The Depositary, Citibank, N.A., represents and certifies the following:

      (1) That it previously had filed a registration statement on Form F-6 (Registration No. 33-90678), which the Commission declared effective with terms of deposit identical to the terms of deposit of this registration statement.

      (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                       Citibank, N.A., as Depositary


                                       By:   /s/ Frettra M. Miller
                                           -------------------------------------
                                             Name:  Frettra M. Miller, Esq.
                                             Title: Senior Vice President and
                                                    Associate General Counsel